EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY
Computation of Ratio of Earnings to Fixed Charges
January 1, 2004 – September 30, 2009
(Thousands, except ratio of earnings to fixed charges)
(Unaudited)

						12 Months	Nine Months(1)
						Ended	Ended
	Year Ended December 31,					Sept. 30,	Sept. 30,
	2008	2007	2006	2005	2004	2009	2009
Fixed Charges, as defined:
Interest on Long-Term Debt	$33,605	$34,294	$34,651	$34,330	$33,776	$35,947	$27,593
Other Interest	4,022	4,116	4,648	2,665	2,184	3,082	1,533
Amortization of Debt
Discount and Expense	700	711	716	808	773	1,235	1,060
Interest Portion of Rentals	1,551	1,523	1,465	1,357	1,489	1,708	1,320
Total Fixed Charges, as defined	$39,878	$40,644	$41,480	$39,160	$38,222	$41,972	$31,506
Earnings, as defined:
Net Income	$69,525	$74,497	$63,415	$58,149	$50,572	$76,896	$43,716
Taxes on Income	40,678	44,060	36,234	32,720	26,531	46,327	26,848
Fixed Charges, as above	39,878	40,644	41,480	39,160	38,222	41,972	31,506
Total Earnings, as defined	$150,081	$159,201	$141,129	$130,029	$115,325	$165,195	$102,070
Ratio of Earnings to Fixed Charges	3.76	3.92	3.40	3.32	3.02	3.94	3.24

(1)
A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.